Exhibit 99.3

The IP Group Positioned for growth Jeff Roy President, IP Group November 12, 2019

The biggest impediment to a company’s future success is its past success. Dan Schulman CEO, PayPal Inc.

The biggest impediment to a company’s future success is its past success. Dan Schulman CEO, PayPal Inc. State of IP assets at acquisition • Focus on top of market • Lack of investment by owner • Not capitalizing on obvious synergies • Older information - consumption models driving market behavior • Competitors focused on taking market share vs. innovating

Future success

The IP market has been static – Clarivate is uniquely positioned to capitalize on its potential Significant scale differences compared to market peers Difficult - to - recreate assets help differentiate from competitors Disrupt the market with investments in technology, upgraded UI, etc. Source: Derwent data

IPG has 13,000 customers and  91% retention rates annual patent searches run by users 14M rely on Derwent World Patent Index, the standard for patent searching databases 40+ patent offices of the Fortune 100 92 records in world’s largest trademark database  72M standards 550k 130k 140 users in countries most - trafficked websites trusted by 10 of 10

Our IP business helps companies everywhere grow sustainably and predictably Refrigerators for home use invented Self - contained units make residential market viable Home freezers invented Freon banned and energy efficient models become available First smart units become available (IOT) 1903 1913 1923 1933 1943 1953 1963 1973 1983 1993 2003 2013 WWII Financial crisis Patent filings Trademark filings Source: Clarivate Analytics

As the world invests, the need to establish and protect ideas grows in proportion Global investment trends support Clarivate’s markets $1.7T global R&D spend in 2019 80% of R&D spend from 10 countries R&D spend accelerating in APAC (China, Korea) New technology spend outpacing growth in other areas by 10X

Domains • Bad actors have impacted 93% of top brands • Cyber squatting risen 5% annually • 6 of 10 small businesses don’t have a website Patents • 6.7% increase in active patents worldwide • China filed 1.54M patents ( +46% of global total) • 18,000 IoT patent filings in 2018, +269% in 10 years Trademarks • 13.8% increase active trademarks • 10M applications in 2018; 7M from China • 5% increase in U.S. oppositions Tailwinds and underlying market trends support growth strategy www

Domains • Bad actors have impacted 93% of top brands • Cyber squatting risen 5% annually • 6 of 10 small businesses don’t have a website Patents • 6.7% increase in active patents worldwide • China filed 1.54M patents ( +46% of global total) • 18,000 IoT patent filings in 2018, +269% in 10 years Trademarks • 13.8% increase active trademarks • 10M applications in 2018; 7M from China • 5% increase in U.S. oppositions Tailwinds and underlying market trends support growth strategy • Brand activity driving need to secure and protect trademarks • China’s innovation lead driving explosive growth in patents and trademarks • Technology convergence creating complexity, increasing need of IP intelligence www

Acquire new customers and enter adjacent markets Deepen account penetration Capitalize on structural changes Benefit from geographic trends Leverage scale Clarivate will focus on investing in these areas to accelerate growth Strategic goals

Product usability • Reinvesting in UI/UX for flagships • Layering analytics on core products • Expand thought leadership and advisory work Localized solutions • Evaluating M&A to address key markets • Localizing UI and partnering with local players to leverage our unique assets Clarivate IPG’s responses to market challenges / opportunities Consumers demanding more analytics and improved user experience Geographic shift where innovation is occurring

Price perceptions • Successfully defending premium pricing on ability to deliver on quality • Simplified pricing models to drive expansion, improve retention The “free” alternative • Major IP owners value premium Clarivate brands • Down - market initiatives to address SME (e.g. trademark.com) • Partnerships creating revenue streams for unique data (e.g. WIPO) Clarivate IPG’s responses to market challenges / opportunities Increased competition putting pressure on value - for - money perceptions Increasing access to free data and “good enough” mentality

Roadmap for the next 12 months The “illusion” of integration Platform integration Initiatives to drive sustainable growth Develop analytics narrative Package key offerings Expand advocacy & thought leadership Leverage relationships Capitalize on existing relationships Open adjacent markets Smart contracting Improve retention Increase penetration Acquire new customers Q1 2020 Q2 2020 Q3 2020 Q4 2020 2021 

• Market dynamics support planned growth rates • Technology investments will disrupt the IP market and expand our leadership position • Acceleration will come from acquiring new customers in untapped segments and complementary adjacent markets IP Group is well positioned to capitalize on opportunities and grow Summary Be